SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                            -------------------------

                                AMPEX CORPORATION
                               (Name of Applicant)


                               1228 DOUGLAS STREET
                                  REDWOOD CITY
                              CALIFORNIA 94063-3199
                    (Address of Principal Executive Offices)

                            -------------------------
           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

Title of Class                                                  Amount*
--------------                                                  ------

12% Senior Secured Notes Due 2008...........................$50,000,000

                          -------------------------

APPROXIMATE DATE OF PROPOSED EXCHANGE:              JANUARY 25, 2002

NAME AND ADDRESS OF AGENT FOR SERVICE:              WITH A COPY TO:
-------------------------------------               --------------

MR. CRAIG L. MCKIBBEN                               DAVID GRIFFIN, ESQ.
VICE PRESIDENT, CHIEF FINANCIAL OFFICER             PAUL, HASTINGS, JANOFSKY
AND TREASURER                                       &WALKER LLP
AMPEX CORPORATION                                   75 EAST 55TH STREET
135 EAST 57TH STREET,                               NEW YORK, NEW YORK 10022
32ND FLOOR, NEW YORK, NEW YORK 10022

* The actual aggregate principal amount of 12% Senior Secured Notes Due 2008 to be issued pursuant to the New Indenture, which is defined below, may be less and will depend upon the aggregate amount of the Company's 12% Senior Notes Due 2003 exchanged in the Exchange, as described in Item 2.

THE OBLIGOR HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (i) THE 20TH DAY AFTER THE FILING OF AN AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS AMENDMENT, OR (ii)

SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(c) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE OBLIGOR.


                                     GENERAL

ITEM 1.     GENERAL INFORMATION

(a)   The applicant, Ampex Corporation (the "Company"), is a corporation.

(b)   The Company is incorporated in Delaware.

ITEM 2.     SECURITIES ACT EXEMPTION APPLICABLE.

            The Company intends to offer (the "Offer"), upon the terms and subject to the conditions set forth in an Offering Circular and an accompanying Letter of Transmittal filed as exhibits hereto, to exchange (the "Exchange") up to $44,000,000 principal amount of its outstanding 12% Senior Notes due March 15, 2003 (the "Notes") for an equal principal amount of its 12% Senior Secured Notes due August 15, 2008 (the "New Notes"). If the Exchange is completed, the New Notes will be governed by the indenture to be qualified under this Form T-3 (the "New Indenture").

            The Exchange will be made by the Company in reliance on an exemption from the registration requirements of the Securities Act of 1933 afforded by
Section 3(a)(9) thereof. There have not been and there are not to be any sales of New Notes by the Company or by or through an underwriter at or about the same time as the Offer. No cash payment has been made or will be made by any holder of the Notes in connection with the Exchange. The Company has engaged The Bank of New York to act as depositary (the "Depositary") in connection with the Offer and the Exchange. The Depositary will not solicit any Exchange of Notes of any holder of the Notes nor make any recommendation to any holder of Notes with respect to the Offer, and no portion of the fee to be paid to the Depositary is contingent on the completion of the Exchange. The Depositary will assist the Company by contacting holders of Notes to inquire whether they have received the Offer or have any questions concerning such documents (with answers limited to the information contained in the Offer) and reviewing documentation submitted by tendering holders of Notes in the Exchange to determine compliance with the requirements of the Offer. The Depositary will be paid a fee of $7,500 and will be reimbursed for out-of-pocket expenses. Other than such fees, there has been and will be no consideration that has been or is to be given, directly or indirectly, to any person in connection with the Offer. The Company will not pay any commission or other remuneration to any broker, dealer, salesperson or other person for soliciting the tender of Notes in connection with the Offer.


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


                                  AFFILIATIONS

ITEM 3.     AFFILIATES

            The following table sets forth the ownership of the voting securities of the Company by individuals who may be deemed its affiliates as of January 15, 2002, based upon their ownership of 5% or more of the voting securities and the respective positions they hold with the Company.

Names and Complete
Mailing Address of     Title of Class                    Percentage of Voting
Equity Owners          Owned*         Amount Owned       Securities Owned
---------------------------------------------------------------------------
Edward J. Bramson(1)   Class A
c/o Ampex Corporation  Common Stock,
135 East 57th Street,  $.01 par
32nd Floor, New York,  value per
New York 10022         share          10,917,183 shares  17.5 %

---------------------------------------------------------------------------
Craig L. McKibben(2)
c/o Ampex Corporation  Class A
135 East 57th Street,  Common Stock,  3,844,378 shares   6.2%
32nd Floor, New York,  $.01 par
New York 10022         value per
                       share
---------------------------------------------------------------------------

* Holders of Class A Common Stock are entitled to one vote per share.

(1) Edward J. Bramson is Chairman of the Board and Chief Executive Officer of the Company. Mr. Bramson has stated, in certain filings with the SEC pursuant to Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that he disclaims, or does not admit, beneficial ownership of certain shares shown in the table above for purposes of Sections 13(d), 13(g) and 16 of the Exchange Act, or otherwise. Mr. Bramson is the controlling stockholder of Sherborne Investments Corporation ("SIC") and Sherborne Capital Incorporated ("SHCI"), and serves as co-administrator of the Ampex Retirement Master Trust (the "Ampex Trust"). Mr. Bramson is also the controlling stockholder of Sherborne & Company Incorporated ("SCI"). SCI is the general partner of a partnership that controls the voting stock of Sherborne Holdings Incorporated ("SHI"). Accordingly, Mr. Bramson may be deemed to own beneficially all shares of Class A Common Stock beneficially owned, directly or indirectly, by SIC, SHCI, the Ampex Trust, SCI and SHI. However, Mr. Bramson has no pecuniary interest in the shares held by the Ampex Trust, and has stated in filings with the SEC under Section 13(d) of the Exchange Act that he expressly disclaims any beneficial interest in such shares. The number of shares of Class A Common Stock shown in the table as beneficially owned by Mr. Bramson includes the following: 3,505,410 shares owned by Mr. Bramson directly; 852,500 shares subject to outstanding vested options held by Mr. Bramson under the Company's 1992 Stock Incentive Plan; 1,850,000 shares beneficially owned by SIC; 400,000 shares beneficially owned by SHLLC; 2,966,372 shares reported in the table as beneficially owned by the Ampex Trust; 31,479 shares beneficially owned by SCI; 1,098,566 shares beneficially owned by SHI and a subsidiary of SHI (of which 150,000 shares are subject to an option granted by SHI to Craig L. McKibben); and 212,856 shares beneficially owned by Craig L. McKibben (see Note 2), with respect to which SHI holds a proxy.

(2) Craig L. McKibben is a director and executive officer of the Company. Mr. McKibben has stated, in certain filings with the SEC pursuant to Sections 13(d) and 16(a) of the Exchange Act, that he disclaims, or does not admit, beneficial ownership of certain shares shown in the table above for purposes of Sections 13(d), 13(g) and 16 of the Exchange Act, or otherwise. Mr. McKibben serves as co-administrator of the Ampex Trust and, accordingly, Mr. McKibben may be deemed to own beneficially all shares of Common Stock beneficially owned by such trust. However, he has no pecuniary interest in the shares held by the Ampex Trust and has stated in filings with the SEC under Section 13(d) of the Exchange Act that he expressly disclaims any beneficial interest in such shares. The number of shares of Class A Stock shown in the table as beneficially owned by Mr. McKibben includes the following: 212,856 shares owned by Mr. McKibben directly; 515,150 shares subject to outstanding options held by Mr. McKibben under the Company's 1992 Stock Incentive Plan; 150,000 shares subject to outstanding options granted to Mr. McKibben by SHI; and 2,966,372 shares reported in the table as beneficially owned by the Ampex Trust.


      The following companies are direct wholly-owned subsidiaries of the
Company:

Ampex Data Systems Corporation
Ampex Finance Corporation
Ampex Holdings Corporation
Ampex International Sales Corporation
Ampex Cintas Magneticas, S.A.
Ampex de Colombia, S.A.*
Ampex de Mexico, S.A de C.V.
Ampex do Brasil Electronica Ltd.

* 95% of ownership of Ampex de Colombia, S.A. is held directly and 5% is held indirectly by the Company.

The following companies are indirect wholly-owned subsidiaries of the Company:

Ampex Canada Inc.
Ampex Europa GmbH
Ampex Great Britain Limited
Ampex de Colombia, S.A.*

* 5% of ownership of Ampex de Colombia, S.A. is held indirectly and 95% is held directly by the Company.


                             MANAGEMENT AND CONTROL

ITEM 4.     DIRECTORS AND EXECUTIVE OFFICERS

            Set forth below are the names, complete mailing addresses and all offices of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers.


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


         NAME                       ADDRESS                   OFFICE(s)
         ----                       -------                   ---------

Edward J. Bramson           c/o Ampex Corporation     Director, Chairman of the
                            135 East 57th Street,     Board, and Chief
                            32nd Floor, New York,     Executive Officer
                            New York 10022
Craig L. McKibben           Same                      Director, Vice President,
                                                      Chief Financial Officer
                                                      and Treasurer

William A. Stoltzfus, Jr.   37 Hun Road               Director
                            Princeton, NJ 08540

Douglas T. McClure, Jr.     c/o Andersen, Weinroth    Director
                            & Co., LLP
                            1330 Avenue of the
                            Americas
                            36th Floor
                            New York, NY 10019

Peter W. Slusser            c/o Slusser               Director
                            Associates, Inc.
                            One Citicorp Center
                            Suite 5100
                            153 East 53rg Street
                            New York, NY 10022

Robert L. Atchison          c/o Ampex Corporation     Vice President
                            1228 Douglas Street
                            Redwood City
                            California 94063-3199

Joel D. Talcott             Same                      Vice President and
                                                      Secretary

ITEM 5.     PRINCIPAL OWNERS OF VOTING SECURITIES

      The following sets forth information as to each person owning 10 percent or more of the voting securities of the applicant as of January 15, 2002.




Names and Complete          Title of Class                  Percentage of Voting
Mailing Address             Owned*           Amount Owned   Securities Owned
--------------------------------------------------------------------------------
Edward J. Bramson(1)        Class A          10,917,183     17.5%
                            Common Stock,    shares
                            $.01 par
                            value per
                            share


* Holders of Class A Common Stock are entitled to one vote per share.

(1) See Footnote 1 to Item 3.


                                  UNDERWRITERS

ITEM 6.     UNDERWRITERS

(a) No person, within three years of the date hereof, acted as an underwriter of any of the securities of the Company that are outstanding on the date hereof.

(b) The securities proposed to be offered will be exchanged with existing security holders without the assistance of any underwriter.

                               CAPITAL SECURITIES

ITEM 7.     CAPITALIZATION

      Set forth below is certain information as to each authorized class of securities of the applicant as of January 15, 2002.

Title of Class                     Amount Authorized       Amount Outstanding
--------------                     -----------------       ------------------
Class A Common Stock, par value    175,000,000 shares      61,651,296 shares
$0.01 per share

Class C Common Stock, par value    50,000,000 shares       0 shares
$0.01 per share

8% Noncumulative Convertible       10,000 shares           51 shares
Preferred Stock, par value $1.00
per share

8% Noncumulative Redeemable        21,859 shares           15,024 shares
Preferred Stock, par value $1.00
per share

12% Senior Notes Due 2003          $50,000,000             $44,000,000 aggregate
                                   aggregate               principal amount
                                   principal amount

(a) Each share of the Company's Class A Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Class C Common Stock is not entitled to any voting rights, except as required by law. Holders of 8% Noncumulative Convertible Preferred Stock, and 8% Noncumulative Redeemable Preferred Stock are not entitled to any voting rights, except as required by law and in the specific circumstances set forth in the Certificates of Designations, Preferences and Rights governing each series of Preferred Stock.

(b) The 12% Senior Notes Due 2003 do not have voting rights other than with respect to amendments to certain provisions of the indenture governing the 12% Senior Notes Due 2003 affecting the rights of noteholders.

                              INDENTURE SECURITIES

ITEM 8.     ANALYSIS OF INDENTURE PROVISIONS

            The New Notes will be subject to the New Indenture among the Company and State Street Bank & Trust Company, as trustee (the "Trustee"). The following is a general description of certain provisions of the New Indenture to be filed as an exhibit hereto, and the description is qualified in its entirety by reference thereto. Capitalized terms used below and not defined herein have the same meanings as in the New Indenture.

(a)   Events of Default; Withholding of Notice.

      The New Indenture provides that each of the following constitutes an Event of Default: (i) default for 30 days in the payment of interest on the New Notes when due and payable; (ii) default in the payment of the principal of the New Notes when due and payable, whether at stated maturity, upon redemption, declaration or otherwise, or failure to redeem or purchase any New Notes when required under the New Indenture and the New Notes; (iii) failure by the Company for 30 days after notice from the Trustee or Holders of at least 25% of principal amount of New Notes to comply with the provisions described under the covenants "SEC Reports", "Limitations on Indebtedness", "Limitation on Restricted Payments", "Limitation on Asset Sales", "Limitation on Liens", Limitation on Dividends and Other Payment Restrictions", "Limitation on Transaction with Affiliates", "Limitation on Designation of Unrestricted Subsidiaries", "Change of Control", "Compliance Certificate"; "Notice of Defaults", "Further Instruments and Acts" or "When Corporation May Merger or Transfer Assets"; (iv) failure by the Company to receive not less than $25 million of the Available Cash Flow during the three-year period commencing January 1, 2002 and ending December 31, 2004; (v) failure by the Company for 60 days after notice from the Trustee or Holders of at least 25% of principal amount of New Notes to comply with the covenants of the New Notes, New Indenture or the Security Agreement other than specified in (i), (ii) and (iii) above;
(vi) default or event of default under any instrument under which there may be issued or by which may be secured or evidenced any Indebtedness of the Company or any of its Significant Subsidiary (other than Indebtedness of Restricted Subsidiary incurred under covenant "Limitation on Indebtedness"), which default or event of default (a) results the in acceleration by the holders of the Indebtedness and such acceleration is not rescinded or annulled or (b) is caused by a failure to pay principal of the Indebtedness at maturity prior to the expiration of an applicable grace period or 10 days after notice from the Trustee or Holders of at least 25% of principal amount of New Notes, in each case, if the total of such Indebtedness exceeds $5 million; (vii) if any judgment or decree for payment in excess of $5 million is entered against the Company or any of its Significant Subsidiary, remains outstanding for 60 days after its entry and is not discharged, waived or its execution stayed within 10 days after notice from the Trustee or Holders of at least 25% of principal amount of New Notes; and (viii) certain events of bankruptcy or insolvency with respect to the Company.

      If any Event of Default occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% of the principal amount of the New Notes by notice to the Company and the Trustee, may declare all the principal of and accrued interest on New Notes to be due and payable. Upon such declaration, the unpaid principal of and accrued interest on the

New Notes shall be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, such an amount shall become immediately due and payable without any declaration or other action on the part of the Trustee or any Holder.

      By notice to the Trustee, Holders of a majority in principal amount of the New Notes may (a) rescind an acceleration if all existing Events of Default, except a nonpayment of principal or interest that became due because of acceleration, are cured or waived and if such rescission would not conflict with any judgment or decree and/or (b) waive any existing Default or Event of Default and its consequences under the New Indenture except a Default in the payment of interest on, or the principal of, the New Notes.

      Holders of the New Notes may not enforce the New Indenture or the New Notes except as provided in the New Indenture. Subject to certain limitations set forth in the New Indenture, Holders of a majority in principal amount of the New Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or the exercise by the Trustee of any trust or power. The Trustee may refuse to follow any direction that conflicts with law or the New Indenture or the Trustee determines to be unduly prejudicial to the rights of other Holders of the New Notes.

      If a Default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee is required to mail to Holders of New Notes a notice of the Default or Event of Default within 90 days after it occurs, unless such Default or Event of Default has been cured. Except in the case of a Default in payment of principal of or interest on any New Note, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the Holders of the New Notes.

(b)   Authentication and Delivery of New Notes; Application of Proceeds.

      The New Notes will be executed on behalf of the Company by two of its Officers by manual or facsimile signature under its corporate seal reproduced thereon (which may be in facsimile form). A New Note will not be valid until authenticated by the manual signature of an authorized signatory of the Trustee.

      Because the New Notes are being issued in exchange for the Notes, there will be no proceeds from the issuance of the New Notes.

(c)   Release or Substitution of Property.

      The New Notes will be secured by a first priority security interest in the Company's rights as licensor under certain patent license agreements to receive royalties and fees payable under such patent agreements, now in existence or hereafter arising.

      The Company has entered into a security agreement (the "Security Agreement") providing for the grant of a security interest in certain collateral (as described in the above paragraph) by the Company to the Trustee, as collateral agent (in such capacity, the "Collateral Agent"), for the benefit of the holders of the New Notes.

      So long as no Event of Default shall have occurred and be continuing, and subject to the terms and conditions in the New Indenture and the Security Agreement, the Company will be entitled to receive and hold all pledged collateral and receive all royalties, license fees and other payments made upon or with respect to the collateral pledged by it. Upon the occurrence of an Event of Default, the Collateral Agent may sell the pledged collateral or any part thereof. Specifically, the Collateral Agent may, subject to the terms of the New Indenture and the Security Agreement, determine the circumstances and manner in which the pledged collateral shall be disposed of, including, but not limited to, the determination of whether to sell all or any portion of the pledged collateral. All funds distributed under the Security Agreement and received by the Collateral Agent for the benefit of the Holders of the New Notes shall be distributed by the Collateral Agent in accordance with the provisions of the Security Agreement and the New Indenture.

      Upon the full and final payment and performance of all obligations of the Company under the New Indenture, the New Notes and the Security Agreement, the Security Agreement shall terminate and the pledged collateral shall be released.

(d)   Subordination.

      New Notes will be subordinated in right of payment to the prior payment in full of the Senior Discount Notes of Ampex Data System Corporation in the manner provided in the New Indenture. The security interest in the pledged collateral for the New Notes is also junior and subordinate to the security interest in the collateral granted to the holders of such Senior Discount Notes.

(e)   Satisfaction and Discharge of New Indenture.

      The New Indenture will be discharged and canceled upon either the delivery by the Company to the Trustee of all outstanding New Notes for cancellation or the deposit by the Company with the Trustee funds sufficient to pay all outstanding New Notes, including interest, when due and payable at maturity or upon redemption, and, in either case, upon payment in full of all sums payable by the Company under the New Notes and the New Indenture.

(f)   Statement as to Compliance.

      The Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate regarding compliance with the New Indenture, specifically, whether or not the Officers signing such Officers' Certificate know of any Event of Default or Default that occurred. If an Event of Default or Default occurred, the certificate shall describe such Event of Default or Default, its status and the actions that the Company is taking in its respect. The Company is required, upon it Officer becoming aware of any Default or Event of Default, to deliver to the Trustee an Officers' Certificate specifying such Default or Event of Default and the actions that the Company is taking in its respect.

      The Company is required to deliver to the Trustee, at least five days prior to any payment of the New Notes for which a calculation of Available Cash Flow is required, a written copy of such calculation made by the principal financial or accounting officers of the Company and an Officers' Certificate.

ITEM 9.     OTHER OBLIGORS

      The performance of the New Notes and the New Indenture by the Company will not be guaranteed by any Subsidiary of the Company and, accordingly, there will be no obligors other than the Company thereunder.

                    CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)   pages numbered 1 to 11, consecutively;

(b) the statement of eligibility and qualification on Form T-1 of State Street Bank and Trust Company under the indenture to be qualified; and

(c) the following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee.

Exhibit T3A.1              Restated Certificate of Incorporation of Ampex
                           Incorporated dated May 28, 1993, as amended.

Exhibit T3B                Bylaws of the Company.

Exhibit T3C.1              Form of the Indenture between the Company and
                           State Street Bank and Trust Company.

Exhibit T3E.1              Form of Offering Circular.

Exhibit T3E.2              Form of Letter of Transmittal.

Exhibit T3E.3              Form of Letter to Brokers, Dealers, Commercial
                           Banks, Trust Companies, and other Nominees.

Exhibit T3E.4              Form of Letter to clients for use of Brokers,
                           Dealers, Commercial Banks, Trust Companies, and other
                           Nominees.

Exhibit T3E.5              Form of Exchange Agreement

Exhibit T3F                Cross reference sheet showing the location in the
                           Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a)], inclusive, of the Trust Indenture Act of 1939.

Exhibit T3G                Statement of  Eligibility on Form T-1 under the Trust
                           Indenture Act of 1939.

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Ampex Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attached, all in the City of New York, and State of New York, on the 24th day of January, 2002.


                                AMPEX CORPORATION

(SEAL)                          By  /s/
                                    ---------------------------
                                    Name:  Craig L. McKibben
                                    Title: Vice President,
                                           Chief Financial Officer and Treasurer



Attest: /s/
        ---------------------------
        Name:  Maria Santana
        Title: Assistant Secretary


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